Exhibit 99.1

ImmunoPrecise’s Subsidiary Talem Enters into Exclusive Research Collaboration and License Option Agreement with Astellas

  Agreement Focuses on in silico and de novo Discovery and Development of Antibodies Against Tumor Microenvironment Targets.
  Program will Leverage BioStrand’s (a Talem Affiliate) LENSai® Integrated Intelligence Technology®, Built Upon the Proprietary HYFT Index®.

VICTORIA, British Columbia--(BUSINESS WIRE)--March 30, 2023--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“ImmunoPrecise” or “IPA” or the “Company”) an AI-driven biotherapeutic research and technology company today announced a research collaboration and exclusive option license agreement with Xyphos Biosciences, Inc. (a wholly owned subsidiary of Astellas Pharma Inc., “Astellas”). Under the terms of the agreement, the companies will jointly conduct research activities to identify and optimize proprietary LENSai in silico generated antibodies, targeting an undisclosed target in the tumor microenvironment (TME), as potential therapeutic development candidates. Targeting this molecule has the potential to markedly enhance anti-tumor immunity with other Astellas therapies including chimeric antigen receptor-based (CAR) technologies. Astellas will have the exclusive option to license any development candidates generated as part of the collaboration.

”We are proud to build upon the robust in silico antibody discovery capabilities developed by our team at BioStrand. Their LENSai software and core HYFT Index are uniquely positioned to analyze targets and design antibodies directed at otherwise challenging oncological proteins, especially those that mediate immune suppression in the TME,” stated Dr. Jennifer Bath, President and CEO of IPA. “Third-party due diligence continues to support the industry’s excitement of recent BioStrand developments and the potential of LENSai to accelerate the discovery of more precise next-generation cancer therapies. We are excited to collaborate with Astellas to advance our joint mission of bringing safer and more effective treatments to patients in need.”

Targeting this molecule in the TME with antibody therapeutics is a novel approach with no antibodies in clinical development. Developing next-generation checkpoint inhibitor immunotherapies using new modalities is promising as an innovative healthcare solution. Through this collaboration we expect to stimulate a highly specific and targeted attack on cancer cells by optimizing these development candidates and leveraging Astellas' flexible convertibleCAR™ cell therapy technology.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome of integrating in silico models and wet-lab experiments. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of in silico models and wet-lab experiments may not have the expected results, as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2022 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investor contact: investors@ipatherapeutics.com